SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE REGARDING RELATED PARTY TRANSACTION

TIM Participações S.A. ("Company" or “TIM Part”) (B3: TIMP3; NYSE: TSU), in compliance with CVM Instruction 480/09, as later amended by 552/14, hereby informs its shareholders, the market in general and other interested parties about the execution of a Trademark License Agreement (“Agreement”) with its indirect parent company Telecom Italia S.p.A (“TIM Italy”) on May 17th of 2018.

1. Parties Involved: TIM Italy, TIM Part and its wholly-owned subsidiaries TIM S.A. and TIM Celular S.A., and Instituto TIM.

2. Relationship with the issuer: TIM Italy is the indirect controlling shareholder of TIM Part.

3. Reason for the operation: TIM Italy owns the intellectual property rights for “TIM” trademark in Brazil. To this date, TIM Part and its subsidiaries freely used said trademark, without paying any consideration to TIM Italy. Because of the free use of the trademark, TIM Italy was questioned by Italian tax authorities based on Italian transfer pricing laws (as reported in its financial statements of 2017). This led to a recent settlement agreed upon by and between TIM Italy and the Italian tax authorities, related to previous fiscal years, under which TIM Italy payed to the Italian government a significant amount of tax, interest and fine in December 2017. Based on the foregoing, this Agreement aims at regularizing TIM Italy’s obligation to license “TIM” trademark for TIM Part and its subsidiaries, thereby addressing Italian tax authorities' requirements based on transfer pricing laws.

4. Object of the transaction: Execute a Trademark License Agreement formally granting TIM Part and its subsidiaries the right to use “TIM” trademark in consideration for royalty payments.

5. Main terms and conditions of the transaction:

  Transaction Date: 05/17/2018.
  Duration: From 05/17/2018 until 12/31/2020.
  Value Involved (Reais): Royalties amount to be calculated as a percentage of the total net revenues generated by each licensee. The rate shall be 0.5% flat. Although the decision of the Board of Directors of TIM Part that approved the Agreement has foreseen a possible increase of the percentage in 2019 and 2020 to 0.7%, this possibility has been excluded from the Agreement in common agreement between the parties thereto.
  Warranty and insurance: There are no guarantees or collaterals attached, only penalties if payments are not timely made by the licensees to the licensor on their respective due dates according to the Agreement.
  Termination or rescission: TIM Italy may terminate the Agreement at any time if contractual obligations are not duly fulfilled by licensees.

6. Eventual participation of the shareholders or management of the related counterparty in the decision making process or the negotiation of the Transaction as representatives of the Company:

TIM Italy shareholders or management did not participate in the negotiation of the Agreement as agents of the issuer.

The decision making process of the Company was carried out on an independent manner, and was examined and recommended for approval by the Company’s Statutory Audit Committee, and, subsequently, examined and approved by the Company’s Board of Directors.

The corporate approval process of the Agreement strictly followed the applicable Brazilian laws and the relevant provisions of the Company's Bylaws.

7. Detailed explanation of the reasons for which the issuers’ management considers the transaction was carried out on an arm’s length basis or provided the payment of adequate compensation:

The Company’s management carried out a detailed analysis and reviewed other benchmarks pertaining to  the terms of the Agreement, which took into consideration independent studies (fairness opinion and memoranda) prepared by Tauil & Chequer Law Firm (associated with Mayer Brown Law Firm), KPMG Consultancy, and Veirano Law Firm. These procedures demonstrated that the nature of the Agreement and its financial terms are both fair and in compliance with the Brazilian laws and regulations.

Accordingly, the Company’s Statutory Audit Committee (formed by independent members only) and the Board of Directors approved the transaction as it is in line with the Company’s best interests and taking into consideration that its terms and conditions follow the commercial standards normally found in similar agreements of this nature, locally and internationally. The benchmarking analysis conducted by TIM Part with the support of its external consultants demonstrated that the rates negotiated appear at the lower portion of the market scale.

No proposals or price bids were requested by the Company from third parties, considering that these intellectual property rights could only be licensed by TIM Italy.

8. Additional Information:

The Agreement does not have any provisions for retroactive payments of royalties concerning the period prior to the execution of the Agreement, during which the "TIM" trademark was freely used by the Company and its subsidiaries, without any payment to TIM Italy. Retroactive payments in connection with license trademark agreements are not allowed according to the Brazilian laws, pursuant to Brazilian Trademark Office (Instituto Nacional da Propriedade Industrial - INPI) regulations.

Further, it is important to clarify that the Agreement has a nature of licensing arrangement only, and not of service rendering. Therefore, the Agreement will not result in the collection of amounts for services rendered by TIM Italy, but only for the use of the "TIM" trademark by TIM Part and its subsidiaries.

Rio de Janeiro, May 17th, 2018.

TIM PARTICIPAÇÕES S.A.
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 17, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.